SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 22, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001-80
Companies Registrar (NIRE) #35300016831

EXTRACT OF THE MINUTES OF 629th BOARD OF DIRECTORS’ MEETING

On February 16, 2005, at 5:30pm, summoned by the Board of Directors’ Chairman for an extraordinary meeting, as per provisions of the Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met,......... Giving continuation to the meeting, the Chairman of the Board, Mauro Guilherme Jardim Arce, presented the following matter for appreciation: “To ratify and define the conditions applicable to the 7th issuance of unsecured simple debentures, not convertible into shares of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “7th Issuance” and the “Debentures”, respectively), under the scope of the Company’s First Marketable Security Distribution Program filed with the CVM (Brazilian Securities and Exchange Commission)”, and requested the CEO, Mr. Dalmo do Valle Nogueira Filho, and the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, to submit the matter, which was made based on the Board of Executive Officers’ Resolution #032, dated February 16, 2005, and on the Board of Directors’ Proposal #07/2005, dated February 16, 2005. The matter was discussed and thereafter it was voted, with unanimous approval of the ratification and the following conditions applicable to the 7th Issuance were set forth:

(a)	Total Amount of Issue: the total amount of issue shall be three hundred million Reais (R$ 300,000,000.00);

(b)	Number of Tranches: the issue shall be comprised of two tranches;

(c)	Issuance Date: the Debentures issuance date shall be March 1, 2005 (the “Issuance Date”);

(d)

Number of Securities: three hundred thousand (300,000) Debentures shall be issued, consisting of two hundred thousand (200,000) 1st Tranche Debentures and one hundred thousand (100,000) 2nd Tranche Debentures;

(e)	Unit Face Value: the Debentures shall have a unit face value of one thousand Reais R$ (1,000.00) on the Issuance Date (“Unit Face Value”);

(f)	Convertibility: the Debentures shall not be convertible into Company’ shares;

(g)	Form: the Debentures shall be registered and book-entry;

(h)	Type: the Debentures shall be of unsecured type;

(i)

Term and Maturity: The 1st Tranche Debentures shall have a validity period of four (4) years as of the Issuance Date, expiring on March 1, 2009. The 2nd Tranche Debentures shall have a validity period of five (5) years as of the Issuance Date, expiring on March 1, 2010;

(j)

Compensation: from the Issuance Date, the 1st Tranche Debentures shall be entitled to a remuneration, bearing compensatory interest incurring on their Unit Face Value equivalent to the accrued daily average rates of the one-day DI – Interbank Deposits, known as “over extra group”, calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities), spread capitalized or of surcharge per annum, based on a year of two hundred and fifty-two (252) business days, to be defined during the bookbuilding process, incurring on the Unit Face Value of the 1st Tranche Debentures, from the Issuance Date, and paid at the end of each Capitalization Period to be set forth in the deed of issue, calculated under scheme of capitalization composed on a pro rata temporis basis by business days; and, from the Issuance Date, the 2nd Tranche Debentures of this present Issuance shall be entitled to remuneration, which includes the update of the Unit Face Value from the Issuance Date, according to the variation in the IGP-M – General Market Price Index, calculated and published by the Fundação Getúlio Vargas, and compensatory interest determined by applying an annual fixed percentage rate to be defined during the bookbuilding process, incurring on the updated Unit Face Value of Debentures calculated by business days elapsed, based on a year of two hundred and fifty-two (252) business days, from the Issuance Date and paid at the end of each Capitalization Period to be defined in the deed of issue, calculated under scheme of capitalization, composed on a pro rata temporis basis by business days;

(k)	Compensatory Interest Payment Dates:

(1)	the amounts related to the compensation of the 1st Tranche shall be paid on a half-yearly basis, always on the first (1st) day of March and September of each year; and

(2)

the amounts related to the compensation of the 2nd Tranche shall be paid as follows: Update: jointly with the payment of the Unit Face Value of the 2nd Tranche Debentures, which shall occur on the maturity date of said Debentures, that is to say, March 1, 2010; and Compensatory Interest: on an annual basis, always on the first (1st) day of March of each year;

(l)	Amortization: There shall be no amortization of the Unit Face Value, which shall be fully paid on the respective maturity dates of the Debentures;

(m)

Interest on Arrears and Fine: Should there be any delay in the payment of any amount due to the Debentures holders, said debt in arrears shall be subject to a fine of two percent (2%) over the amount due and interest on arrears, calculated from the date of default until the date of effective payment, at a rate of one percent (1%) per month over the amount then due, regardless of notice, summons or judicial or extrajudicial notification, in addition to the expenses incurred for collection;

(n)

Early Maturity: The events listed below are considered as assumptions for early maturity of the Debentures and when this occurs, the payment of the Unit Face Value of each Debenture may be required, accrued of compensation and charges:

(1)	petition for receivership procedure, court recovery of debts or self-declared bankruptcy (or any other similar proceedings provided for by law) by the Company;

(2)	the winding-up or the adjudication of bankruptcy of the Company;

(3)	the extinguishment or dissolution of the Company;

(4)	the failure to pay the Compensation due to the Debentures on the respective payment dates, as well as any other monetary liabilities to be provided for in the deed of issue;

(5)	should the State of São Paulo cease to hold, directly or indirectly, at least, fifty percent (50%) plus one voting right share in the Company’s capital;

(6)

the termination of the Company’s license, the loss of its concession, or the loss of its capacity to execute and operate Public Sanitation Utilities in area(s) of the State of São Paulo, which, severally or jointly considered, during the validity of the Debentures, result in a reduction in the Company’s net operating revenues of exceeding twenty-five percent (25%) in relation to the Company’s net operating revenues for the fiscal year ended December 31, 2003 (annually adjusted as per the variation in the IPCA-IBGE [amplified consumer price index]). The limit set forth above shall be determined on a quarterly basis, taking into account the Company’s operating revenues during the twelve (12) months prior to the end of each quarter and making use of the financial information usually released by the Company;

(7)

the merger, spin-off, incorporation, or any form of corporate reorganization involving the Company (“Reorganization”) not previously approved by Debentures Holders representing, at least, two-thirds (2/3) of the outstanding Debentures at a Debentures Holders’ Meeting, specifically called for this purpose, except if the Company demonstrates to the Fiduciary Agent, prior to the Reorganization effectiveness, that once concluded said Reorganization, the following requirements shall be complied with on a cumulative basis:

i.	the Company’s shareholders’ equity shall not be inferior to its shareholders’ equity before the Reorganization, a variation of up to ten percent (10%) being allowed;

ii.	the Debentures shall have the same risk rating attributed thereto before the Reorganization;

iii.	the Company shall not breach the financial indices to be established in the deed of issue and in the item 13 below; and

iv.

the Company’s net operating revenues shall not suffer a reduction higher than twenty-five percent (25%) in relation to its net operating revenues for the fiscal year ended December 31, 2003 (annually updated as per the variation in the IPCA-IBGE), pursuant to determination based on the Company’s pro-forma financial statements reflecting the effects of the Reorganization, drawn up exclusively for this purpose, based on the twelve (12) months prior to the end of the last quarter (in which mandatory financial information was drawn up); the requirements dealt with in sub-items (i) through (iv) of this item are exclusively for the use of the Fiduciary Agent in evaluating the Reorganization and shall not bind the free deliberation of the General Debentures Holders’ Meeting;

(8)

legitimate and reiterated protests of bills or reiterated petitions for bankruptcy against the Company, the aggregate amount of which claimed exceeds thirty million Reais (R$ 30,000,000.00), unless if said protest or petition for bankruptcy has been effected due to error or bad faith of third parties, provided that this is duly proven by the Company, or if canceled, for any reason whatsoever, within no later than 72 hours of its occurrence;

(9)

failure on the part of the Company to comply with any and all non-monetary liability resulting from the deed of issue, not remedied within thirty (30) days as of the receipt of written notice sent by the Fiduciary Agent;

(10)

the early maturity of any Company debt, equal to or in excess of thirty million Reais (R$ 30,000,000.00), due to breach of contract, the amount of which may, in any way whatsoever, jeopardize compliance with the Company’s monetary liability arising from the 7th Issuance;

(11)

the sale of operational assets which, severally or jointly, during the validity of the Debentures, result in a reduction in the Company’s net operating revenues exceeding twenty-five percent (25%) in relation to its net operating revenues for the fiscal year ended December 31, 2003 (annually adjusted as per the variation in the IPCA-IBGE). This limit shall be determined on a quarterly basis, taking into account the Company’s operating revenues during the twelve (12) months prior to the end of each quarter, and making use of the financial information usually released by the Company;

(12)

the payment of dividends, except for those mandatory by law, and/or interest on own capital if under more than fifteen (15) days in arrears, related to the compliance with any of its monetary liabilities to be provided for in the deed of issue;

(13)

non-compliance with, or failure to maintain, the following minimum financial ratios as of March 31, 2005, to be verified on a quarterly basis, whenever the Company releases the usual quarterly information:

i.

Adjusted Current Liquidity in excess of 1.0, for this purpose, said ratio being defined as Current Assets divided by Current Liabilities, excluding from the Current Liabilities the portion registered in the short term for the Company’s long-term debts;

ii.

EBITDA/Financial Expenses ratio equal or exceeding 1.5, EBITDA, in relation to the twelve (12) months prior to the date of calculation of the ratio, being understood as, the sum of (i) earnings before the deduction of taxes, contributions and stakes, (ii) depreciation and amortization expenses incurred during the period, (iii) financial expenses deducted from the financial revenues and (iv) non-operating income. Financial Expenses, in relation to the twelve (12) months prior to the date of calculation of the ratio, are understood as the sum of interest payments and financial expenses incurred on the financial debt, excluding for this purpose the exchange rate variations expenses (currencies difference). The Company’s failure to comply with the obligations of this item shall only be confirmed as such when this is verified in its mandatory quarterly financial statements, or for at least, two (2) consecutive quarters, or for two (2) non-consecutive quarters within a twelve (12)-month period;

(o)

Placement and Trading Registration: the Debentures shall be placed on the primary market via the Securities Distribution System (“SDT”), administered by the National Association of Open Market Institutions (“ANDIMA”) and operated by the (Clearing House for the Custody and Financial Settlement of Securities) (“CETIP”), and registered for trading on the secondary market with the National Debenture System (“SND”), administered by the ANDIMA and operated by the CETIP, and in the BOVESPA FIX Trading System (“BOVESPA FIX”), of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”); transactions shall be cleared by the Brazilian Clearing and Depository Corporation (“CBLC”), which shall also act as custodian of the Debentures;

(p)

Payment Location: The payments to which the Debentures are entitled shall be effected through, as this is the case: (i) the procedures adopted by the CBLC, for those Debentures registered with the BOVESPA FIX; or (ii) the procedures adopted by the CETIP, for those Debentures registered with the SND; or (iii) for Debenture Holders of the Issuance not bound by these systems, payment shall occur through the Mandatory Bank of 7th Issuance;

(q)

Delegation of Powers to the Executive Officers: the Board of Executive Officers’ powers are hereby ratified to retain financial institutions duly authorized to operate in the capital market with a view to coordinating the public placement of the Debentures, the fiduciary agent’s services, the mandatory and bookkeeping bank, risk-rating agencies, among others, and also to enter into the deed of issue, and its addenda, and the Public Distribution Agreement, under the Scheme of Firm Commitment of Placement of Unsecured Simple Debentures, Not Convertible into Shares, in Two Tranches, of the Company’s 7th Issuance, to sign all the documents and also practice all the acts necessary for this purpose. .................... These Minutes, after being approved, were signed by the Board of Directors’ members attending the meeting: Mauro Guilherme Jardim Arce - Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva and Maria Helena Guimarães de Castro. São Paulo, February 16, 2005. Mauro Guilherme Jardim Arce, Board of Directors’ Chairman. Ligia Ourives da Cruz Ferreira, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 22, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.